OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Market Analyst, LLC

2224 Great Falls Street
Falls Church, VA 22046

www.marketanalyst.net



5000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<h1 style="text-align:center">THE OFFERING</h1>

Maximum 53,500* Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 Membership Units ($5,000)

Company	Market Analyst, LLC
Corporate Address	2224 Great Falls Street, Falls Church, VA 22046
Description of Business	Market research distributor and reseller
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$100.00

The 10% Bonus for StartEngine Shareholders

Market Analyst, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of membership unit at $2.00 / share, you will receive 10 membership units of bonus shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Market Analyst, LLC is an aggregator and distributor of market research. We market, sell and distribute market research reports from our eCommerce webstore. Working in conjunction with a wide range of publishers, we offer an ever-expanding portfolio of syndicated reports and consulting services. We currently offer our reports both in PDF and eBook formats. Market Analyst has over 80 publisher-partners, and a portfolio of well over 150,000 reports. We are constantly expanding our roster of publisher partners, and our portfolio of market research reports has kept growing.

Sales, Supply Chain, & Customer Base

Market Analyst has made sales to several companies, including Alcatel-Lucent, Ericsson, and JP Morgan Chase. Buyers of our reports include:

- Equipment vendors
- Service providers
- Investment banks

Competition

Our competition in market research resale primarily consists of four mid-sized firms, only one of which is based in the Americas.

- Marketresearch.com (based in U.S.)
- Research and Markets (based in Ireland)
- Global Information, Inc. (based in Japan)
- ReportLinker (based in France)

Liabilities and Litigation

The company does not have any liabilities or litigation.

The team

Officers and directors

| Naqi Jaffery | Controlling & Managing Member, Market Analyst |

Naqi Jaffery

Naqi Jaffery is a well-regarded market research professional who founded Market Analyst LLC in January 2012. Since the company's founding, he is the Controlling and Managing Member of Market Analyst. Mr. Jaffery works on a full-time basis, devoting at least 40 hours a week to the company. He is the only member of the company with an over 20 percent in stake. Mr. Jaffery is the sole member of Information Trends LLC, a company he founded in April 2011. Information Trends is a publisher of market research reports. Since its founding, Mr. Jaffery has been managing the company on a part-time basis, spending close to 10 hours a week on the company's operations. In April 2010, Mr. Jaffery founded Information Consulting LLC, and he is the sole member of the company . Mr. Jaffery is not involved in the operations of this company. In November 2001, Mr. Jaffery founded Telecom Trends International, Inc., a market research and consulting company whose clients included Qualcomm, Microsoft, Nokia, Ericsson, Alcatel-Lucent, Siemens, Motorola, Panasonic, Hitachi, Ernst and Young, Bank of America, Merrill Lynch, and Goldman Sachs. Mr. Jaffery dissociated himself from the company in April 2010. Mr. Jaffery has worked as an analyst and consultant for some of the most reputable market research and consulting companies. He was vice president and chief analyst with the Strategis Group where he led its global research team. As senior analyst and program manager with Gartner, Mr. Jaffery spearheaded the company's research on wireless technologies and services. Additionally, Mr. Jaffery has worked for companies such as IDC and the Yankee Group on wireless and wireline research. Mr. Jaffery is a prolific writer who has authored dozens of market research and technology analysis reports. An accomplished speaker and presenter, he is a frequent panelist at major industry events. In 2000, he received an award from Gartner for his presentations during a North American road show . Mr. Jaffery is one of the most widely quoted analysts in the industry, and was featured in a CNBC prime time news story on a landmark wireless data study he authored. While at the Strategis Group, Mr. Jaffery led a team of analysts to brief former White House Chief of Staff and Commerce Secretary, William M. Daley, on developments in mobile wireless market. Mr. Jaffery has a master's degree in Telecommunication from Michigan State University .

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and intellectual property could be unenforceable or infringing on patents or intellectual property already in existence.** One of Market Analyst's valuable assets is its intellectual property. For instance, we believe that we can obtain a patent on our concept of "offering our reports as discrete packages for client access." In addition, the Company intends to file patent applications and

build its intellectual property portfolio as we develop new software technologies related to distributing market research. However, there is no guarantee that our patents or intellectual property will be enforceable or effective. In addition, there could be other patents or intellectual property that we could be infringing on or that will prevent us from sub-licensing our intellectual property. In addition, the cost of enforcing our patents could prevent us from doing so.

- **We have competitors who are better positioned in this market.** We primarily compete with four market research distributors who are larger and more established than us. These distributors have much better financial means, human capital and marketing/sales resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that our market research offerings will be preferred over any existing or newly-developed technologies. It should further be assumed that the competition will intensify.

- **We have no solid revenue history.** We have no regular clients at present and no solid revenue history. You are investing in this company because you think that market research resale is a profitable business. However, we have never turned a profit and there is no iron-clad assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we will need to raise additional funds later.** The maximum amount sought in this offering will enable us to establish the foundation of a successful operation. However, we will need to raise additional funds to scale our business. If we are unable to do so, we may raise money from bank loans, future sales of securities or some combination thereof.

- **There is no guarantee that we will generate the cash flows needed for our ongoing operations.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in our efforts.

- **Our business projections are estimates.** While we believe that our business projections are reasonable, there can be no assurance that we will meet those projections. There can be no assurance that our publications are priced at a level that allows us to attract business and make a profit.

- **The market may not be ready for our products.** Market research resale is an established industry but we are the first company to offer market research reports in eBook formats and in small, discrete packages for mobile access. Since no one has sold market research in eBook formats or in small packages optimized for mobile devices, there is no guarantee that our research deliverables will achieve the sales traction we expect. It is possible that the eBook reports and research material in discrete packages will fail to gain market acceptance. In such a case, the value of your investment could be materially impacted.

- **Our customers may not be happy with the quality or accuracy of the research sold by us.** We do not conduct market research ourselves, but we are a conduit for selling reports published by other publishers. Therefore, we do not exercise

any control over the contents of the reports. Since these reports are sold at a premium price, the expectation is that they will be reliable and of high quality. However, our reputation could be affected adversely if a report is poorly written or if it has factual errors. This will negatively impact our future sales.

- **Potential loss of key team members could impact our growth.** Market Analyst is assembling a team of highly skilled and talented individuals. The company does not produce any product for sale. We are a marketing and sales operation, and our existence and growth depends on people who are managing and running the company. These people will develop a good understanding of the ins-and-outs of the business, acquire a good handle on the competition, and be involved in developing effective strategies to counter competitive threats. The loss of any of these team members can be very damaging for the company.

- **Reduced demand for our products could drive us out of business.** Despite our expectation that the demand for our research reports will be high, there is always a possibility that the anticipated demand does not materialize. This could be due to weak market conditions or because we lack brand awareness in a busy market.

- **Our market position could be eroded by new competition.** Market Analyst is currently the only market research distributor offering eBook reports or planning to offer research in discrete packages. This gives us a significant competitive advantage that in turn will help drive our business. Our competitive advantage will recede if any other reseller enters this market and begins marketing a similar offering.

- **eBooks partner could raise rates impacting our profits.** We have an agreement with a reputable digital publishing company to convert PDF reports into eBook formats. The company gives us very reasonable eBook conversion rates. Moreover, it allows us to do conversions on a per order basis. This gives us a significant competitive advantage. However, if the digital publishing company decides to increase its rates, or withdraws its offer of conversion on a per order basis, our competitive advantage will be reduced. This can erode our market position, and limit our growth.

- **Technology obsolescence can reduce demand for our products.** Today, we are on the leading edge of the technology curve. However, after having invested in existing eBook and digital conversion technologies, we may find ourselves in a situation where new, advanced technologies render our technologies obsolete. Our competitors may be able to leverage the new technologies to a fuller extent and more quickly than we do.

- **Disparate IT systems and databases could increase our cost of doing business.** For our webstore hosting, outbound marketing, and lead generation, we need to subscribe to offerings from a number of vendors. The use of disparate IT systems and databases carries the risk that eventually we will be stuck with incompatible back office and data management systems. This could potentially increase our cost of doing business.

- **We may not receive accounts receivables on a timely basis.** We require our customers to make payments in advance by credit card. But we have to make exceptions for relatively big orders. We could lose our money if these customers go out of business. Even if they do not go out of business, these customers could

refuse to pay money owed to us due to some reason. This could inhibit our cash flow situation and limit our ability to market and sell our products.

- **Your investments will not be liquid for a long time.** Until at least a year after you have made your investment, there will be restrictions on how you can resell the securities you receive. In addition, there is no established market for reselling these securities. If you decide to sell these securities, you many not find a buyer. We do not intend to issue dividends to our investors, even if we are in the position to do so. Instead, we will re-invest profits back into the Company in an effort to drive its growth.

- **We may not be able to sell the company, or we may sell it at a loss.** The most likely path to making a positive return on your investment is through a successful sale of the business. However, if we do not achieve our revenue goals, we may have to sell the company at a price that results in a loss to the members. Even if we achieve our revenue goals, it is possible that market conditions will lead us to conclude that a sale is not viable or is not in the best interest of the members at that time.

- **We could not raise the funding in a previous offering.** We conducted a previous offering that failed to raise funding we needed. We believe that this was because the previous offering did not clearly articulate our strategy.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Members and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Naqi Jaffery, 81.63% ownership, Membership Units

Classes of securities

- Membership Units: 695,500

  Voting Rights *(of this security)*

  Like other holders of Membership Units in Market Analyst, the buyers of this security will own "Membership Units." The holders of "Membership Units" in the

Company are entitled to one vote for each Membership Unit on all matters submitted to a vote of the members.

Distribution Rights

For purposes of this Agreement "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "Cash Receipts" shall mean all Cash Receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds that are attributable to capital.

The "Capital Account" for each Member shall mean the account created and maintained for the Member(s) in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv).

The term "Members' Percentage Interests" shall mean the percentages set forth with the name of each Member.

During each to be determined period the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Member(s) in proportion to the
amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Company from Capital Transactions shall
be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Member(s) are in excess of their original contributions, to such Members in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Member(s) in

proportion to the Members' Percentage Interests.

The Cash Receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member(s), costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Member(s) to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (d) to the repayment of any loans made to the Company by any Member(s).

Thereafter, the Cash Receipts of the Company shall be distributed among the Members as hereafter provided. Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts of the Company, other than from Capital Transactions, shall be allocated among the Member(s) in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated in the following order or priority: (a) to the Member(s) in proportion to their respective capital accounts until each Member has
received cash distributions equal to any positive balance in their capital account; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

It is the intention of the Member(s) that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability Company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

Rights to Receive Liquidation Distributions

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (2) to the payment of
debts and liabilities to Members; (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be

paid over to licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Members in proportion to the Members' Percentage Interests.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Membership Units are subject to, and may be adversely affected by, any additional classes of Membership Units that the company may designate in the future.

Distribution of K-1s

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Membership Units, you will have limited ability, if at all, to influence the policies or any other corporate matter relating to Market Analyst, including the election of directors, changes to the Company's governance documents, additional issuance of Membership Units, company repurchases of Membership Units, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional Membership Units. This increase in number of Membership Units outstanding could result from an initial public offering, another crowdfunding round, a venture capital round or angel investment), or by conversion of certain instruments (e.g., convertible notes) into Membership Units. The type of dilution that hurts early-stage investors mostly occurs when the company sells more Membership Units in a "down round," meaning at a lower valuation than in earlier offerings.

If we decide to issue more Membership Units, an investor could experience value dilution, with each Membership Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Membership Unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each Membership Unit to hold a certain amount of value, it is important to realize how the value of those Membership Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Membership Unit, ownership percentage, voting control, and earnings per Membership Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Results of operations for years ended December 31, 2017 and December 31, 2016

Revenue

The revenues for 2017 were $7,266 as compared to $5,760 in 2016, representing a 26.15% increase. These revenues were generated despite the fact that we have not had a sales force and have been working with a skeleton staff.

Expenses and cost of sales

Cost of sales and other expenses in 2017 was $18,588, a decline of 10.29% over cost of sales and expenses of $20,720 in 2016. Even with this decline, the cost of sales remained significantly higher than the revenue.

Gross margins

Gross profit (loss) in 2017 was ($11,322.00) which represented an improvement over the 2016 gross profit (loss) of ($14,960.00). Even then, gross profit was significantly in

the negative.

Future Expectations

We do not believe that our historical results and cash flows are representative of what investors should expect in the future. This is because until now the company has been operating on an extremely limited budget. With the investment, we believe that our sales will pick up fairly quickly.

Financial Milestones

Research Reports Sales

The reports that we sell are high-value and high-priced, roughly selling at an average of $4,000. These reports generate margins for us in the range of 30 percent to 50 percent. The Company is investing for continued growth of the brand, and it is generating sizable net income losses as a result.

The Company's cost of sales primarily consists of personnel salaries and marketing expenses. Management believes the company will generate positive net income beginning in the second year of its operations.

Net Income Forecast

Market Analyst is currently generating operating losses and requires the infusion of new capital to continue and grow its business. Using an investment of $107,000 as the basis, we conducted a detailed quantitative analysis in order to forecast our growth. Based on the analysis, here is our management forecast:

2018-19:

- Revenue: $818,480
- Expenses: ($848,000)
- Net income: ($29,520)

2019-20:

- Revenue: $2,493,000
- Expenses: ($2,173,650)
- Net income: $319,350

2020-2021:

- Revenue: $4,632,000
- Expenses: ($3,777,300)
- Net income: $854,700

2021-2022:

- Revenue: $7,131,000

- Expenses: ($5,626,750)
- Net income: $1,504,250

<u>2022-2023:</u>

- Revenue: $9,990,000
- Expenses: $7,733,000
- Net income: $2,257,000

We conducted a previous offering that was not able to reach the offering minimum before the deadline was reached. We believe that this was because the that offering did not clearly articulate our strategy.

Liquidity and Capital Resources

We have generated limited revenues and no profit, and we do not anticipate ramping up our business until we have the funding in place. We believe that an investment of $107,000.00 will provide enough working capital, not only for the company's liquidity, but also for its operational efficiency and overall financial health.

Since we sell market research reports online, we require advance payments. Each time we sell our publications, we receive cash payments, although there may be occasional exceptions. The cash payments will allow us to make regular and timely payments to our suppliers and other companies with whom we are doing business while maintaining sufficient liquidity.

If our offering is oversubscribed, we are contemplating raising $1,070,000 in the next round which will provide us with sufficient cushion to scale our business and take the company to the next level. The needs of Market Analyst for capital resources are relatively limited because we are a service-based company that does not produce goods. Because of the funding we are seeking, we expect to maintain sufficient liquidity, allowing us to take care of our liabilities and expenses.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$1,391,000.00

Since its formation, the holders of Market Analyst membership units have been involved in building the company, brick by brick. We believe we have brought the company to a stage where an infusion of funding will help the company rapidly take

off. We have not undertaken any efforts to produce a valuation of the Company. However, we have conservatively determined the valuation of the company by using the time and effort used by the holders of the company's membership units, as well as what we have accomplished to-date. Based on market research and anecdotal evidence, we believe the company is valued at $1.391 million. We believe this valuation reflects the market value of the company. The amount we are raising is based on this valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% fee)	$600.00	$6,420.00
Net Proceeds	$9,400.00	$100,580.00
Use of Net Proceeds:		
R&D & Production	$0.00	$0.00
Salaries (including commissions)	$5,040.00	$60,386.60
Company expenses, including marketing	$4,360.00	$40,193.40
Total Use of Net Proceeds	$9,400.00	$100,580.00

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000.00 (over-allotment amount) in this offering through Regulation Crowdfunding. Employee salaries will constitute roughly two-thirds of the expenses. We will hire personnel to handle our pay-per-click advertising, digital marketing, and email campaigns. Our employees will sign up new publisher partners and work with our clients and investors.

In addition, we will put together strong sales teams for each of the market segments we will be selling our reports in. These segments include:

1. Agriculture, Consumer & Retail
2. Business & Finance
3. Energy & Transportation
4. Healthcare & Pharmaceuticals
5. Information & Communications Technologies
6. Manufacturing & Construction

7. Public Sector, Education & Utilities
8. Semiconductors

Our marketing expenses, which will entail roughly one-third of our expenses, will be primarily devoted to pay-per-click advertising as well as to digital marketing, encompassing social media promotions, search engine optimization, email campaigns, webinars and blogs. The exact amounts will be decided in consultation with our marketing and business development teams.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include, but are not limited to, the following: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments, etc.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at the company website on the About Us page under the heading "Annual Reports." Each year's report will be labelled in the following format "Annual Report for the Fiscal Year 2017," etc. These annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Market Analyst, LLC

[See attached]

MARKET ANALYST FINANCIAL REPORT

Consolidated Financial Statements of Market Analyst, LLC for the years ended December 31, 2017 and December 31, 2016

I, Naqi Jaffery, the Controlling and Managing Member of Market Analyst, LLC, hereby certify that the financial statements of Market Analyst, LLC and notes thereto for the periods ending December 31, 2016 (first Fiscal Year End of Review) and December 31, 2017 (second Fiscal Year End of Review), included in this Form C offering, are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017, the amounts reported on our tax returns were total income of -$11,322.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Financial Statement Certification for Market Analyst has been executed as of the March 11, 2017.



_____ (Signature)

Controlling and Managing Member (Title)

March 7, 2018 (Date)

Market Analyst, LLC

Income Statement

For the years ended December 31, 2016 & December 31, 2017

		2017	2016
		USD	USD
Revenue		$7,266.00	$5,760.00
Cost of sales		($18,588.00)	($20,720.00)
Gross profit		($11,322.00)	($14,960.00)
Distribution costs		$0.00	$0.00
Administrative expenses		$0.00	$0.00
Finance cost		$0.00	$0.00
Profit before tax		($11,322.00)	($14,960.00)
Income tax expense		$ 0.00	$0.00
Profit for the year		($11,322.00)	($14,960.00)

Market Analyst, LLC

Statement of Changes in Equity

For the years ended December 31, 2016 & December 31, 2017

	Share capital	Retained earnings	Revaluation surplus	Total equity
	USD	USD	USD	USD
Balance at 31 December 2015	$ 0.00	$425.37	$ 0.00	$425.37
Changes in accounting policy	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Restated balance	$ 0.00	$425.37	$ 0.00	$425.37
Changes in equity for the year 2016				
Investment	$ 0.00	$15,404.36	$ 0.00	$15,404.36
Dividends	$ 0.00	$ 0.00	$ 0.00	$ 0.000
Net income (loss) for the year	$ 0.00	($14,960.00)	$ 0.00	($14,960.00)
Revaluation gain	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Balance at 31 December 2016	$ 0.000	$869.73	$ 0.00	$869.73
Changes in accounting policy	$ 0.000	$ 0.00	$ 0.00	$ 0.00
Restated balance	$ 0.000	$869.73	$ 0.00	$869.73
Changes in equity for the year 2017				
Investment	$ 0.00	$10,463.27	$ 0.00	$10,463.27
Dividends	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Net income (loss) for the year	$ 0.00	(11,188.90)	$ 0.00	(11,188.90)
Revaluation gain	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Balance at 31 December 2017	$ 0.00	144.10	$ 0.00	144.10

Market Analyst, LLC
Balance Sheet
As of December 31, 2017, & December 31, 2016

		2017	2016
		USD	USD
Assets			
Non-Current Assets			
Property, Plant & Equipment		$2,000.00	$2,000.00
Intangible Assets		$ 0.00	$0.00
TOTAL NON-CURRENT ASSETS		$2,000.00	$2,000.00
Current Assets			
Inventories		$ 0.00	$0.00
Trade Receivables		$ 0.00	$0.00
Cash and cash equivalents		$869.73	$425.37
TOTAL CURRENT ASSETS		$869.73	$425.37
TOTAL ASSETS		**$2,869.73**	**$2,425.30**
Liabilities			
Non-current liabilities			
Long-term borrowings		$0.00	$0.00
Current Liabilities			
Trade and other payables		$2,725.63	$1,555.57
Short-term borrowings		$0.00	$0.00
TOTAL CURRENT LIABILITIES		$2,725.63	$1,555.57
Shareholders' Equity			
Year-end balance		$144.10	$869.73
TOTAL LIABILITIES		**$2,869.73**	**$2,425.30**

Market Analyst, LLC

Statement of Cash Flows

For the years ended December 31, 2016 & December 31, 2017

		2017	2016
		USD	USD
Cash flows from operating activities			
Profit before taxation		($11,322.00)	($14,960.00)
Adjustments for:			
Depreciation		$0.00	$0.00
Amortization		$0.00	$0.00
Investment income		$0.00	$0.00
Interest expense		$0.00	$0.00
TOTAL		($11,322.00)	(14,960.00)
Increase in trade receivables		$0.00	$0.00
Increase in inventories		$0.00	$0.00
Increase in short term borrowings		$0.00	$0.00
Increase in trade payables		$0.00	$0.00
Cash generated from operations		($11,922.00)	($14,960.00)
Income tax paid		$0.00	$0.00
Net cash from operating activities		($11,922.00)	($14,960.00)
Cash flows from investing activities			
Purchase of property, plant and equipment		$0.00	$0.00
Purchase of intangible assets		$0.00	$0.00
Proceeds from sale of equipment		$0.00	$0.00
Proceeds from sale of intangible assets		$0.00	$0.00
Interest received		$0.00	$0.00
Net cash used in investing activities		$0.00	$0.00
Cash flows from financing activities			
Investments		$10,463.27	$$15,404.36
Proceeds from long term borrowings		$0.00	$0.00
Dividend paid		$0.00	$0.00
Net cash used in financing activities		$0.00	$0.00
Net increase in cash and cash equivalents		($725.63)	$444.36
Cash & cash equivalents at start of the period		$869.73	$425.37
Cash & cash equivalents at end of the period		$144.10	$869.73

Notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Market Analyst, LLC (which may be referred to as Market Analyst or the Company) was formed as on January 18, 2012 in the State of Virginia. The Company's registered office is at 2224 Great Falls Street, Falls Church, Virginia.

Market Analyst markets, sells, and distributes market research reports from its eCommerce webstore, www.marketanalyst.net. The distinguishing feature of the company is the sale of market research reports in discrete digital packages or in eBook formats.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

2.2 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

2.3 Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

> Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

2.4 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments, such as certificates of deposit or money market funds that are readily convertible to known amounts of cash and have original maturities of three months or less. All cash balances are held by major banking and broker institutions.

2.5 Revenue Recognition

The Company will recognize revenues from the sale of market research reports when (a) there is persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

2.6 Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the holders of membership units are liable for individual federal and state income taxes on the Company's taxable income based on their percentage ownership of the company's membership units. The Company pays state income taxes at reduced rates.

2.7 Concentration of Credit Risk

The Company maintains its cash with Bank of America, a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally-insured limits.

NOTE 3 – DEBT

The company does not have any outstanding debt. Until now, it has been financed by the Controlling and Managing Member to whom no payments are. The Company's cash flow situation is weak, and it needs additional funding for its long-term survival and growth.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

There is, nor there has been, any pending or threatening litigation against the Company or any of its officers. In addition, the company does not have any material commitments, such as:

- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- Long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt

NOTE 5 – **MEMBERS' EQUITY**

The Company has 695,500 membership units outstanding that are allocated to the 6 (six) Members as shown in the table below.

Members	Membership units	Share
Naqi Jaffery	567,758	81.63%
Scott Spitzer	70,969	10.20%
Andy Roscoe	14,195	2.04%
Annette Brooks	14,195	2.04%
Dan Loague	14,195	2.04%
Sam Masud	14,195	2.04%
Total	695,500	100.00%

NOTE 6 – RELATED PARTY TRANSACTIONS

A related party transaction is a business deal or arrangement between two parties who are joined by a special relationship prior to the deal. The company is not involved in any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

A subsequent event is an event that occurs after a reporting period, but before the financial statements for that period have been issued or are available to be issued. The Company has evaluated subsequent events that occurred after December 31, 2017. There have been no other events or transactions during this time that would have a material effect on the company's balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Market Analyst, LLC is pending **StartEngine Approval.**


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Market Analyst, LLC
Electronic market research access
Small OPO · Falls Church, VA · Market Research · Accepting International Investment
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Overview · Team · Terms · Updates · Comments · Share

Market Analyst: A Visionary Concept in Market Research

Market Analyst is a value-added aggregator and distributor of market research. We are laying the foundations of a company that will assemble for sale hundreds of thousands market research products from tens of thousands of publishers worldwide. We will add value to these research products by allowing the clients to access research over the cloud and on their mobile devices. Cloud access essentially means that the end-users will have all the computing resources available to them online, allowing them to work on their research material wherever the Internet is available.

Market Analyst began its operations by selling research reports in PDF formats. Subsequently, we signed up with a content management company to convert the reports into ebooks. We can sell not only the reports as ebooks but also convert individual chapters into ebooks for sale as individual products.

As the next step, we will further slice and dice the reports into discrete, intelligible packages consisting of sections or sub-sections of the reports. We will allow the clients to order and download the discrete packages on any device, fixed or mobile.

The clients will be given a web portal in which they will be able to store and edit the research material. They will be able to use the portal to mix and match the research material, and to prepare new reports and presentations.



Market Analyst is based in the Washington, DC metro area

Global Market Research: $44.5 Billion Industry in 2016 (Source: ESOMAR)

Market research revenue share by regions:


Europe, Middle East & Africa 37.5%
Asia-Pacific 14.7%
Americas 47.8%
Source: ESOMAR, 2016

For a snapshot of ***Market Analyst****, please watch the following brief video:*



We believe that market research distributors will become the dominant channel for selling market research and generating custom consulting projects.

The Case for Market Research Distribution

Drivers of the Market Research Industry

We believe the business of market research distribution owes its emergence and growth to the advent of the Internet, and it is being driven by intense competition stemming from the proliferation of market research publishers.

Industry growth

Prior to the advent of the Internet, market research was produced by a handful of market research firms. The arrival of the Internet lifted the barriers to entry in this market, dramatically expanding the number of market research publishers. The industry grew to well over a thousand publishers that produce research covering a wide spectrum of industries.

While this growth generated intense competition, it became apparent that several of the publishers did not have the resources to market and sell their publications. Due to the onslaught of competition, even bigger publishers began to see their margins shrink, making it difficult for them to devote significant resources to marketing and sales.

Impact on employment

According to the U.S. Bureau of Statistics, employment of market research analysts is projected to grow 23 percent from 2016 to 2026, much faster than the average for

Key Aspects of Market Research Distribution

Market research is not just any information – it is precious, valuable and big-ticket. Market research reports are costly and of high value. The clients pay a premium to access this research.

Birth of research distribution

The market research distribution industry was born to handle the marketing and sales of market research reports. By outsourcing this function to distributors, the publishers are able to keep their focus on their core competency, namely producing high-quality research. The distributors consolidate research produced by multiple publishers and resell it to the end-users.

How market research is sold

Market research reports are sold as licenses, such as single-user license, five-user license and global license, or some variation thereof.

The research reports are expensive, roughly averaging $4,000 for a single-user license. The distributors get a good margin on the reports they sell, which is generally half of the price of a report.

Market research process

Market research reports are not written on the fly but are based on meticulous research and insightful analysis. The

Status of Market Research Distribution

Market research distribution is not an esoteric concept but a high-margin business with enormous potential for growth.

Benefit for users

The end-users are increasingly relying on the distributors for the convenience of a "one-stop-shop." Because they are able to get the research they need from a single-source of delivery, the end-users do not have to go to multiple publishers to buy research reports.

Benefit for publishers

By using distributors to market and sell their reports, the publishers not only reduce the cost of sales but are able to churn out more market research reports than they would otherwise have done.

Distributors' revenues growth

We believe that the revenues of the research distribution industry are growing faster than the revenues generated by the publishers selling their reports directly to their clients. This is due to the advantages market research distribution offers the end-users.

Eventually, in our view, market research distribution will become the dominant channel for selling market research and generating custom consulting projects.

all occupations. Employment growth is being be driven by an increased use of data and market research across all industries.

Research industry status

We estimate that more than 300,000 market research reports are published every year. Most of the publishers sell their reports through the distributor channels.

The market research industry includes companies that specialize in certain broad disciplines, such as Gartner in information technology and IMS Health in healthcare and pharmaceuticals. The industry also comprises companies, such as Kantar, Frost & Sullivan and GlobalData, that produce research for multiple market segments. Several small, boutique publishers are also a part of the industry.

research is conducted by knowledgeable experts, and the reports usually take months to produce.

Market research encompasses data gathering as well as qualitative and quantitative analysis. The data is usually gathered by interviewing corporate executives and/or surveying consumers. The research may also involve the use of focus groups.

Need for market research

We believe every successful enterprise relies on market research. Enterprises use market research to understand markets as well as the forces that drive those markets.

Enterprises that buy market research include manufacturing and service companies as well as investment banks. Market research provides insights the clients can use in making their strategic decisions.

Spending on market research

Enterprises have huge market research budgets, measured in hundreds of thousands of dollars, if not millions. Forbes' 2018 Global 2000 report says that the top 2,000 enterprises globally generated $39.1 trillion in revenue. According to Frost & Sullivan's 2013 global survey, the median percentage of company revenue dedicated to market research budget is one percent. Applying this percentage to the Forbes revenue figure means that the median spending on market research among Fortune 2000 enterprises is $391 billion.


RESEARCH

Market Analyst offers a differentiated solution to selling market research that is unique and compelling.



We believe *Market Analyst*, because of its unique business model, will grow much faster than the other distributors. Our goal is to become the top market research distributor globally.

The Case for ***Market Analyst***

Taking Research into the Digital Era

As a new generation of users becomes adept in cloud and mobile technologies, they expect the market research industry to offer advanced delivery and editing tools. ***Market Analyst*** is one of the first companies to offer such tools and to take market research into the digital era.

Research distribution in the Information Age

We are living in the information age. The hallmark of this age is rapid and timely access to meaningful and relevant information. This information should be accessible at the click of a finger at any time and at any place.

The market research distribution industry is healthy and growing. However, market research distributors have been slow to embrace the technological innovation and change that characterizes digital publishing.

Due of its unfettered growth, the industry has not felt the need to be particularly creative or innovative. While the information age is tearing down the barriers to information access, market research delivery continues to be stuck in the 20th century.

The research reports are distributed as PDF documents. These documents are not optimized for mobile devices, making them hard to read on these devices, and even harder to edit.

Digital publishing of market research

Market Analyst is moving beyond the PDF to embrace digital publishing for market research delivery. When we get an order from a client for research reports, we can convert the reports into ebooks.

We can offer the reports in both the dominant ebook formats – EPUB & Mobi. With ebooks, market research is delivered in a reflowable layout, allowing the clients to access it on any device.

Since the cost of our conversions is relatively low, we can provide ebook reports to purchasers of the PDF reports for a relatively small additional charge. ***Market Analyst*** has the capability to separate each chapter into an individual product and sell by chapter.

Market Analyst is the only distributor to offer professional quality conversions of research reports from major publishers in ebook formats. We have an agreement with a content management firm that converts our reports into ebooks at competitive rates.

Advantages of ebook formats

Ebook reports are created in the reflowable layout in which the text fits the screen perfectly, and the website changes its configuration based on the device being used to access it. The text can be enlarged without losing its essential formatting, making it very readable on small screens. The reflowable layout is ideal for market research reports because it works well with simple-format text-heavy single columns.

Ebook reports are easy, quick and inexpensive to produce in the reflowable layout. When the clients switch between portrait and landscape views, the content rearranges itself to optimize readability. Ebook reports are saved in small file sizes and they are well suited, not only for ebook readers, but for other computing devices and smartphones.

Slicing research in discrete packages

As the next step, ***Market Analyst*** is working towards the development of a website that will allow us to sell research in discrete and meaningful packages, consisting of sections or sub-sections of the reports. We will slice research reports into small, intelligible packages, allowing the clients to order exactly what they need.

Market Analyst will be one of the first distributors to offer reports in such discrete packages which the clients will be able to order and download at any time, regardless of their physical location. Whether they are at an airport, in a train or at any other location, the clients will have the research they need at their fingertips.

Giving only what clients need

We have seen that often times clients do not need a full report but a piece of information in a single chapter or section of the report. Our clients will be able to buy discrete packages covering a particular sub-market and pay a fraction of the cost of the full report.

The clients will be able to narrow their purchases to exactly what they need. This will lower the cost of research for these clients.

We believe selling research in discrete packages should increase the revenue potential because it makes the research more affordable, expanding its reach to those who would otherwise

Juxtaposing the Cloud and Mobility

Market Analyst will enable the juxtaposition of the cloud and mobility, representing a dramatic transformation in how market research is delivered and consumed.

Use of a portal

Currently, many end-users can access and edit market research that is stored only on their desktops and laptops, but they cannot do so over the cloud. ***Market Analyst*** will allow the end-users to order and download the research they need wherever Internet access is available.

Market Analyst will provide each client with a portal where the client will be able to access and edit the research material. The portal will allow the clients to work on the research material over the cloud.

Market Analyst will deliver the research material in formats that are readable and editable on any device, fixed or mobile. In addition, we will provide the clients with storage on the web to house their research material and other relevant documents.

The following are some of the benefits of using the portal:

- Relevance: The clients will be able to consolidate the relevant information at one place, and mix information from various publishers to put together their own unique documents and presentations for internal consumption.
- Scalability: The clients will be able to quickly scale up or down the computing resources, including storage, based on changes in their needs.
- Collaboration: The use of the portal will allow client companies' dispersed teams to meet virtually, and to share information in real time as well as through shared storage.
- Virtual office: The portal will serve as a virtual office for the research teams, giving them flexibility in their work practices. For example, if the end-users need access to data while they are off-site, they can quickly and efficiently connect to the virtual office.

Market Analyst is working to offer market research for access on any device over the cloud (based on our client's market research needs).

Internet access over mobile devices

Mobility adds another layer to cloud access, allowing the clients to order and access research on their devices at any time. According to London-based Zenith, mobile devices (including smartphones and tablets) are now the primary means of accessing the Internet for most users.

Zenith says that mobile Internet use has doubled since 2011, when it accounted for 36 percent of all Internet use. By 2019, Zenith expects mobile Internet use to account for 76 percent of all Internet use. In the U.S. and China, Internet access by mobile devices now stands at 77 percent of all Internet use.

Advantages of mobility

As mobile communication becomes pervasive, the clients should be able to have immediate access to the research they want. Mobility removes the time and place constraints on accessing, consuming, and sharing of information. The end-users do not have to be confined to their offices to download and use the research they need. By pioneering anytime, anywhere access to market research, we are poised to reinvent the market research industry.

Order any publisher report from *Market Analyst*

When the clients need research on any topic, they generally do not buy just one report. Instead, the clients want to access research from multiple publishers because each publisher's analysis and forecast is unique.

While most enterprises have their own market research staff, they still rely on research publishers to get third-party perspectives. By gaining access to multiple points of view, the clients are able to better hone their strategies.

If a user goes to any market research publisher, the user will only be able to buy research produced by that particular publisher. On the other hand, market research distributors sell reports from multiple publishers, Therefore, they are well-placed to meet all the market research needs of the end-users.

Differentiating strategy

While the rest of the research industry is still pursuing the old methods of delivering research, we are taking this business into the future. The old methods will soon become outdated and obsolete.

find it cost-prohibitive.

The companies that succeed are ones that embrace digital publishing and next-generation information delivery methods. To the best of our knowledge, *Market Analyst* is the only market research company that is doing that. Our differentiating strategy is both unique and compelling.

Our unique approach

We believe we are reinventing how market research is retrieved, handled and read, thereby changing the landscape of market research delivery. We will provide market research to the end-users in formats that are in tune with the digital era, and we will add value by providing links for the end-users to access additional text, video, audio, and animations.



We believe that we are the most advanced market research distribution operation globally.

  

Market Analyst has ambitious plans when it comes to increasing its market share. We want to become the dominant player in the industry by vigorously pursuing a well-crafted strategy.

The Nuts and Bolts of Our Operation

Taking a Dynamic Approach to Selling

We believe that the services of *Market Analyst* for its clients go much beyond what is offered by the rest of the industry.

Existing publishers' approach

Having taken the charge of sales and marketing for the publishers, one would have expected that the distributors will deploy a solid sales and marketing apparatus to aggressively try to generate revenue for their clients. Unfortunately, in our experience that has not been the case. Instead, the distributors have taken a rather passive approach to marketing and selling.

Distributor market growth

One of the reasons the distributors have not been aggressive in their sales and marketing effort is that they did not have to. The end-users have flocked to distributor websites to buy research, notwithstanding what we believe is a lack of any significant effort by the distributors. With a robust sales and marketing strategy, *Market Analyst* intends to give the distributor channel a boost, upending the passive approach to selling.



Research Reports from Any Publisher

Market Analyst has been slowly building publisher relationships for selling research reports. At the same time, we sell reports from publishers who are not even our partners.

Signing up publishers

We have signed up over 80 publishers to sell their reports in traditional formats. We have over 150,000 reports from these publishers that are on sale on our website.

Research from publishers who are not our partners

We provide the clients - and have done so repeatedly - with research produced even by publishers who are not our partners.

When buying from *Market Analyst*, a client does not have to locate the research they want by scouring, at the expense of considerable time and effort, the websites of dozens of market research outlets.

All the clients have to do is to provide us with the subject matter of what they want, and we go the extra mile and furnish detailed information to the clients on whatever research is available on the subject.

We can locate research produced by virtually any market research outlet and provide it to the clients at a very short notice. In effect, we sell our clients research produced by the vast majority of publishers globally.



Where We Stand Now

We already have put together the basic foundation of market research delivery that we intend to build on. In addition, we have carefully planned our next moves in terms of where we want to take our company.

Building clientele

We have sold reports to multiple enterprises, including vendors, start-ups and investment banks. Enterprises that have bought reports from *Market Analyst* include Alcatel-Lucent and Ericsson.

Publisher sign-ups

We have enough publishers signed up and enough reports available for sale that we believe we will be able to grow our business rapidly.

Product bundling and discounts

Market Analyst allows the clients to take advantage of product bundling across multiple research outlets. We also work with our publisher partners to offer discounts to the clients, allowing them to buy more research within their budgets.

Using an auditor

We have signed up with an independent auditing firm to get the sales of our reports audited. To the best of our knowledge and belief, we are the first and only company to do so. The auditor reports to each publisher individually as to which of that publisher's reports were sold by *Market Analyst*. This helps build trust and strengthens our relationships with the publishers.

"I believe in innovation, and the way you get innovation is you fund research and learn the basic facts."
- Bill Gates

 

Invest in **Market Analyst** *Now!*

The Offering

$2.00/Membership Unit | When you invest you are betting the company's future equity value will exceed $1.4M.

Minimum Investment: $100

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

For details on the bonus, please see the **Offering Summary** *below.*

   

Market Research in a Nutshell

Market research can broadly be classified as syndicated and custom. Syndicated market research is conducted and funded by a market research firm, but not for any specific client. Syndicated research can be contrasted with custom market research which is done for a specific client.

Market Analyst primarily distributes syndicated market research. However, since we own the customer, we collaborate with our publisher partners to generate custom research opportunities.

The Competitive Landscape

In our experience, the research resale industry is concentrated in the hands of three distributors, namely:

- MarketResearch.com (based in the U.S.)
- Research and Markets (based in Ireland)
- Global Information Inc. (based in Japan)

A fourth company, France-based Report Linker, is trying to expand its presence in this market. All four of these distributors are privately held.

Syndicated research characteristics

Syndicated research provides an in-depth analysis of industries, technologies, products, and/or vendors. The research is made available in the open market for anyone to purchase. This research does not address the specific needs of the individual end-users. The syndicated research market is robust and offers significant growth potential.

Custom research characteristics

Custom research is commissioned by a client and it attends to the precise requirements of the client. Since it is proprietary to the client, custom research cannot be shared publicly. Custom research is a significant and highly-lucrative source of revenue in its own right.

What is common between the two?

Both syndicated research and custom research use primary sources. For both types of research, the results are usually furnished as reports containing an in-depth analysis and/or tabulated data, often accompanied by findings and/or conclusions. The results may also be conveyed in the form of presentations and/or raw data.

In addition to these four distributors, roughly two dozen resellers exist, but they are insignificant both in terms of their sales volume and revenue.

Market Analyst considers the four market research distributors mentioned above as our major and direct competitors in selling research using the traditional model. However, in terms of the business model and technology we are introducing, we believe that we currently have no competition.


1%
Median Percentage of Company Revenue Dedicated to Market Research
(Frost & Sullivan)





Message from Market Analyst CEO


*"We are launching this ground-breaking initiative to bring market research into the digital era. The scale and magnitude of this initiative is staggering. We will be working with hundreds of market research publishers, offering users an extraordinary selection of market research. "Join us in bringing this unique concept to fruition. You will be an enabler of the digital publishing revolution in the multi-billion-dollar market research industry. Invest in **Market Analyst** and help us take market research to a new level."*

Naqi Jaffery
President and CEO
***Market Analyst**, LLC*

 


Pioneering a Game-Changer

The world's most prominent taxi company, Uber, does not own any taxis. The firm disrupting the hospitality industry, Airbnb, does not own any hotels. Skype is a popular audio and video communication service, but it does not own any telecom networks. Similarly, Facebook does not create content, Netflix does not own cinemas and Apple does not write apps. At **Market Analyst**, we do not produce market research. But we are developing a platform that aggregates thousands market research products and provides research delivery over the cloud on any device, fixed or mobile.



The New Workplace Paradigm

We believe the traditional workplace paradigm is undergoing a significant disruption. The "work from the office" model is rapidly crumbling. As mobile devices become a core part of our lives, offices are becoming virtual, and instant connectivity is becoming the norm. In this environment, people want instantaneous access to information, regardless of time and place.

Due to the advent of smartphones, cloud computing and digital media, the office personnel can now work in a group setting, regardless of their physical location. In this paradigm, the office personnel can stay connected through text, audio and video communications, and they can share all kinds of research material, along with having the ability to jointly review and edit any documents.

Market Analyst is reinventing the business of market research to bring it in sync with the evolving workplace paradigm. We are changing how market research is retrieved, handled and read, thereby transforming the landscape of market research delivery.



Every enterprise needs market research for its survival and growth.



Summary of Our Accomplishments


The founder of **Market Analyst**, Naqi Jaffery, is experienced in all facets of market research, and investors can expect sound decision-making by the company geared towards growth and profitability. In terms of our accomplishments so far, the following is a brief summary.

- We have signed formal agreements with over 80 market research firms to sell their research. In addition, we are able to sell research produced by publishers that are not even our partners.
- We have a growing portfolio of over 150,000 publications on our website.
- We are the only distributor to our knowledge that works with an independent auditing firm to get the sales of our reports audited.
- We are the only distributor to sell reports (and chapters) in ebook formats for mobile access.
- We have received excellent customer feedback from the clients who bought research reports from us.
- We have assembled a top-notch Board of Advisors to help us in better honing our strategies to stay ahead of competition.
- Despite the fact that we have not aggressively marketed our services, we have received orders from several enterprises, including Alcatel-Lucent and Ericsson.

 


Feedback from a Market Analyst Customer


"I thought everything was delivered as promised. We were on a tight timeframe and you did a good job bending over backwards to take care of us. So, I would say it was a whatever it takes attitude.
The sales process was better than expected. Although it took some time compared to our extremely short timeframes, it was much faster than I would have expected.
"The sales team was creative in the approach. They did bend over backwards to overcome challenges we had in both getting the information very quickly and also working through the challenges on the payment side of things.
"Overall we were quite satisfied, and the information provided helped facilitate the conclusion of our project."

Vice President, Large Telecom Vendor



Revolutionizing How Market Research is Delivered & Consumed

The first phase

We have already launched the first phase of our business plan. This phase is being implemented in the following three steps.

- Selling market research in existing formats. The product is high-cost and high-margin, and the end-users are ready to pay a premium to access it. We have over 80 publisher partners, but we are able to get reports from virtually any market research outlet





INV
PORTF

Feedback from a Market Analyst Customer

"I thought everything was delivered as promised. We were on a tight timeframe and you did a good job bending over backwards to take care of us. So, I would say it was a whatever it takes attitude.
The sales process was better than expected. Although it took some time compared to our extremely short timeframes, it was much faster than I would have expected.
"The sales team was creative in the approach. They did bend over backwards to overcome challenges we had in both getting the information very quickly and also working through the challenges on the payment side of things.
"Overall we were quite satisfied, and the information provided helped facilitate the conclusion of our project."

Vice President, Large Telecom Vendor



Market Research

Revolutionizing How Market Research is Delivered & Consumed

The first phase

We have already launched the first phase of our business plan. This phase is being implemented in the following three steps.

- Selling market research in existing formats. The product is high-cost and high-margin, and the end-users are ready to pay a premium to access it. We have over 80 publisher partners, but we are able to get reports from virtually any market research outlet

We are unleashing a paradigm shift in how market research is accessed.

By slicing and dicing research in discrete packages, we make the research deliverables more affordable.

Be a part of the digital revolution.

Invest in *Market Analyst*.



January 2012 — Market Analyst launch

Market Analyst is registered in the State of Virginia as a Limited Liability Company.

September 2012 — Now converting research reports into eBooks

We begin offering market research reports in eBook formats.

February 2013 — Business Plan is ready

We finalize a comprehensive business plan.

August 2013 — Order from Alcatel-Lucent

We receive and fulfill an order from Alcatel-Lucent for market research reports.

December 2013 — Board of Advisors is formed

We complete the formation of a Board of Advisors for Market Analyst.

May 2014 — Order from Ericsson

We receive and fulfill an order from Ericsson for market research reports.

January 2014 — Market Analyst publisher partners

We reach agreements with 80 market research companies to be our publisher partners.

August 2014 — Market research publications

The number of market research publications (or research reports) listed on our website grows to 100,000

November 2018 — Launch on StartEngine

Now YOU can own a part of Market Analyst, and make a difference.

January 2019 — Anticipated: Sales and Marketing

Launch an aggressive sales and marketing campaign to drive company revenue.

Meet Our Team



Naqi Jaffery

Controlling & Managing Member, Market Analyst

Naqi Jaffery is a well-regarded market research professional who founded Market Analyst LLC in January 2012. Since the company's founding, he is the Controlling and Managing Member of Market Analyst. Mr. Jaffery works on a full-time basis, devoting at least 40 hours a week to the company. He is the only member of the company with an over 20 percent in stake. Mr. Jaffery is the sole member of Information Trends LLC, a company he founded in April 2011. Information Trends

is a publisher of market research reports. Since its founding, Mr. Jaffery has been managing the company on a part-time basis, spending close to 10 hours a week on the company's operations. In April 2010, Mr. Jaffery founded Information Consulting LLC, and he is the sole member of the company . Mr. Jaffery is not involved in the operations of this company. In November 2001, Mr. Jaffery founded Telecom Trends International, Inc., a market research and consulting company whose clients included Qualcomm, Microsoft, Nokia, Ericsson, Alcatel-Lucent, Siemens, Motorola, Panasonic, Hitachi, Ernst and Young, Bank of America, Merrill Lynch, and Goldman Sachs. Mr. Jaffery dissociated himself from the company in April 2010. Mr. Jaffery has worked as an analyst and consultant for some of the most reputable market research and consulting companies. He was vice president and chief analyst with the Strategis Group where he led its global research team. As senior analyst and program manager with Gartner, Mr. Jaffery spearheaded the company's research on wireless technologies and services. Additionally, Mr. Jaffery has worked for companies such as IDC and the Yankee Group on wireless and wireline research. Mr. Jaffery is a prolific writer who has authored dozens of market research and technology analysis reports. An accomplished speaker and presenter, he is a frequent panelist at major industry events. In 2000, he received an award from Gartner for his presentations during a North American road show . Mr. Jaffery is one of the most widely quoted analysts in the industry, and was featured in a CNBC prime time news story on a landmark wireless data study he authored. While at the Strategis Group, Mr. Jaffery led a team of analysts to brief former White House Chief of Staff and Commerce Secretary, William M. Daley, on developments in mobile wireless market. Mr. Jaffery has a master's degree in Telecommunication from Michigan State University .



Dan League

Member, Board of Advisors

Dan League is President, Private Capital Network of Virginia, a management company that provides services to the seed and early stage investor-members of the Washington DC ArchAngels and its national Chapters and Affiliates. In addition, since 2004 Mr. League has been Executive Director, Capital Formation Institute, Inc. (CFI), a 501(c)(3) non-profit organization serving a national network of leading seed and early stage investors, licensees, and commercialization professionals. Mr. League has built and maintained his personal relationships into a network of thousands of investors and tech transfer professionals who invest in or facilitate commercialization of emerging technologies, and with top technology entrepreneurs. He is past National Association of Seed and Venture Funds (NASVF) executive director where he helped support creation and nurturing of seed investing and enterprise development networks in communities across the U.S. and managed more than 100 national and regional events focused on seed-stage investing. He has worked closely with the WBT Innovation Marketplace, Space Investment Summit II and Venture Capital Authority, State of Colorado. Mr. League has an extensive background in public sector economic development and served as an economic development professional for the State of Oklahoma for twenty-five years, directing major enterprise development programs such as the Inventors Assistance Program, Statewide Business Incubator Network (co-founder and Director of the Oklahoma Business Incubator Association) and Economic Innovation Network for the Oklahoma Department of Commerce and predecessor organizations. He is a Certified Investor Advisor and Certified Economic Development Finance Professional.



Annette Brooks

Member, Board of Advisors

Annette Brooks is a seasoned marketing professional and business executive with over two decades of management experience in the telecommunications industry. She has held leadership positions in mid-tier and fortune 1000 companies as well as venture-backed wireless startups, performing line of business management, strategic planning, branding, product marketing and management, and marketing communications. Her roles have included Vice President Advanced Intelligent Networks at Nortel Networks where she increased revenues threefold in two years; Vice President Marketing at Xybridge Technologies, a startup wireless soft switch developer; and Vice President Marketing at Innerwireless, where she devised a creative product launch strategy that took the company from stealth mode to a recognized market force in less than one year. Ms. Brooks began her career in telecommunications at service providers, holding positions in engineering. Prior to transitioning to the vendor side of the business, she was Vice President Switched Services Line of Business at one of the first nation-wide competitive local exchange carriers. Before this, she was Director of Advanced Switched Services at a top-tier long distance carrier. Most recently, during a hiatus from the telecommunications industry to focus on her family, Ms. Brooks has been successfully self-employed as a freelance writer specializing in advertising. Since April 2012, Ms. Brooks has been actively involved with Market Analyst, providing guidance and advice on marketing and strategy. Ms. Brooks received a B.A. in Psychology and Philosophy from the University of Iowa, and attended the MBA program at Portland State University.



Andrew Roscoe

Member, Board of Advisors

Andrew D. Roscoe, a career executive with more than 25 years of experience, has a proven record building and advising companies in the wireless and government contracting sectors. Since September 2012, he is serving as Senior Vice President for Operations and Business Development at Astrapi Corporation, a telecommunications technology firm, in which he leads corporate efforts on strategy and partner development, particularly in defense and cellular backhaul markets. Mr. Roscoe is also Director of Research and co-Managing Partner in One Orange Feather for almost three years, providing marketing, research, and corporate process consulting to government contractors and trade associations. He is a recognized leader in the technology industry, having been involved in the development and implementation of critical telecom and IT technologies worldwide. He has provided strategic guidance to telecommunications carriers and manufacturers and trade associations. Mr. Roscoe has held executive positions for firms in the sectors of telecommunications engineering and construction, telecommunications management consulting services, and government contracting. He has managed several wireless firms from startup through multiple growth phases to successful M&A exits, including The Strategis Group, Integrated Site Development Company, and O2 Wireless Solutions, Inc. A popular keynote speaker and author of many articles, Mr. Roscoe has appeared on television in support of telecommunications issues. He was named as one of the most influential people in the cellular industry by Cellular Marketing Magazine, and served as the Chairman of PCIA's Marketing and Consumer Affairs Committee during the development of the 3G cellular standard. Mr. Roscoe holds a BA in International Affairs and an MA in Economics, both from the George Washington University.



Sam Masud

Member, Board of Advisors

Sam Masud is an editor and analyst who has covered the telecommunications industry for more than two decades. Mr. Masud launched and was principal analyst for Frost & Sullivan's service provider infrastructure practice and was senior analyst for Heavy Reading's IPTV coverage. Industry publications that Mr. Masud has worked at include Telecommunications magazine, Government Computer News and Electronic News. Since April 2012, Mr. Masud has been helping Market Analyst, LLC in business development and strategic planning. Mr. Masud started his career working for daily newspapers in Oklahoma and was editor of a newspaper in McAlester. He then joined the Washington bureau of Electronic News, at the time the leading publication focused on the computer industry. At Electronic News, Mr. Masud broke the story on why NASA postponed the maiden flight of the Discovery shuttle. Later, as senior editor at Government Computer News, he tracked the development of a number of network technologies, including ISDN, SMDS, ATM, OSI, TCP/IP, and also wrote extensively on the largest private wide area network (FTS 2000) and messaging system (Defense Message System). As senior editor and later chief technology editor at Telecommunications magazine, Mr. Masud was the first to write cover stories on VoIP, MPLS and several optical technologies. He also added several new sections to the magazine and helped raise its profile. After a stint as a business development analyst at Cisco Systems, Mr. Masud joined research firm Frost & Sullivan, and as principal analyst launched the company's infrastructure practice, focusing on optical, switching, routing technologies, and also released the most granular market study on the global Ethernet market. Later, as a senior analyst at Heavy Reading, he restarted the analyst group's IPTV coverage. Mr. Masud has also worked as an analyst at Synergy Research Group, as an editor at Computer Reseller News, and written in-depth articles for Byte magazine and Communications Week. He has also moderated and participated in panels at telecommunications industry events. As a freelancer, he has written white papers, case studies and feature articles for equipment vendors. Mr. Masud has an M.A. in journalism.

Offering Summary

Maximum 53,500* Membership Units ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 Membership Units ($5,000)

Company	Market Analyst, LLC
Corporate Address	2224 Great Falls Street, Falls Church, VA 22046
Description of Business	Market research distributor and reseller
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per	$100.00

investor)

The 10% Bonus for StartEngine Shareholders

Market Analyst, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of membership unit at $2.00 / share, you will receive 10 membership units of bonus shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include, but are not limited to, the following: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments, etc.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Market Analyst. We are reinventing market research delivery and bringing it into the digital age.

Problem: Due to proliferation of publishers, it's become difficult for companies to locate the research they need. Solution: We aggregate market research from multiple publishers, serving as a one-stop source of all research.

Problem: Market research is sold in formats that are not designed for mobile access. Solution: We convert market research into formats that are optimized for mobile devices.

Problem: Market research is produced in formats that cannot be edited over the cloud. Solution: We will convert market research in formats that can be downloaded and edited directly on the Web.

Problem: Market research reports are sold as full reports that can only be accessed in PDF format. Solution: We will sell market research in smaller, discrete packages of focused, relevant information.

Market Analyst is transforming how market research is accessed. Invest in Market Analyst and make a difference.

Market Analyst LLC – Market research for the digital age.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

of Market Analyst, LLC (as amended on October 25, 2018)

The undersigned, being the Controlling and Managing Member of Market Analyst, a Virginia Limited Liability Company, hereby consent, approve and adopt the following Operating Agreement as if duly adopted at a special meeting of the Members held for this purpose.

This Multi-Member LLC Operating Agreement represents Market Analyst, LLC that was formed in the State of Virginia on January 18th, 2012, hereinafter known as the "Company."

Currently, there are Six (6) Members of the Company, known as:

Naqi Jaffery, of 2224 Great Falls Street, Falls Church, Virginia, 22046

Scott Spitzer, of 260 West 52nd Street, #19C, New York, New York 10019

Andrew Roscoe, of 1826 Coster Road, Lusby, Maryland, 20657

Annette Brooks, of 21 Newcastle Court, Mountain Lakes, New Jersey, 07046.

Dan Loague, of 11673-202 Charter Oak Court, Reston, Virginia, 20190.

Sam Masud, of 12146 Cardamom Dr., Woodbridge, Virginia, 22192.

hereinafter known as the "Member(s)".

WHEREAS the Member(s) desire to create a limited liability Company under the laws of the State of Virginia and set forth the terms herein of the Company's operation and the relationship between Member(s).

THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Member(s) and the Company agree as follows:

1. Name and Principal Place of Business

The name of the Company is Market Analyst, LLC with a principal place of business at 2224 Great Falls St., Falls Church, Virginia, 22046. The mailing address shall be the same address as the principal office location.

2. Registered Agent

The name of the Registered Agent is Naqi Jaffery with a registered office located at 2224 Great Falls Street, Falls Church, Virginia, 22046 for the service of process as of February 5th, 2018. This may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Virginia.

3. Formation

The Company was formed on January 18th, 2012, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Virginia (the "Statutes").

4. Purpose

The purpose of the Company is the resale and distribution of market research reports produced by various publishers.

5. Term

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

6. Members' Membership Units and Ownership Interest

A Member's membership interest in the Company shall be designated in Units. There shall be one class of Units in the Company. The Units shall have no par value and shall have identical rights, obligations and privileges, except as otherwise provided in this Agreement. The membership units shall be allocated in integers and will not be held or sold in fractions.

The membership units and the ownership-interest of the Members in the Company are as follows:

Members	Membership units	Share
Naqi Jaffery	567,758	81.63%
Scott Spitzer	70,969	10.20%
Andy Roscoe	14,195	2.04%
Annette Brooks	14,195	2.04%
Dan Loague	14,195	2.04%
Sam Masud	14,195	2.04%
Total	695,500	100.00%

7. Member(s) Capital Contributions

The Member(s) shall not be providing any initial capital contributions to the LLC.

8. Distributions

For purposes of this Agreement "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including

depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "Cash Receipts" shall mean all Cash Receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds that are attributable to capital.

The "Capital Account" for each Member shall mean the account created and maintained for the Member(s) in accordance with Section 704(b) of the Internal Revenue Code and Treasury Regulation Section 1.704-1(b)(2)(iv).

The term "Members' Percentage Interests" shall mean the percentages set forth with the name of each Member.

During each to be determined period the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Member(s) in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Members in proportion to the Members' Percentage Interests. The net losses of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Member(s) are in excess of their original contributions, to such Members in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

The Cash Receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member(s), costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Member(s) to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and

contingencies; and (d) to the repayment of any loans made to the Company by any Member(s). Thereafter, the Cash Receipts of the Company shall be distributed among the Members as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts of the Company, other than from Capital Transactions, shall be allocated among the Member(s) in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated in the following order or priority: (a) to the Member(s) in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

It is the intention of the Member(s) that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability Company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

9. Books, Records and Tax Returns

The Member(s), or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles.

The Company shall furnish each Member, within seventy-five (75) days after the end of each fiscal year, an annual report of the Company including a balance sheet, a profit and loss statement a capital account statement; and the amount of such Member's share of the Company's income, gain, losses, deductions and other relevant items for federal income tax purposes.

The Member(s) intends that the Company shall be taxed as a Limited Liability Company in accordance with the provisions of the Internal Revenue Code. The Company shall prepare all Federal, State and local income tax and information returns, and shall cause such tax and information returns to be timely filed. Within seventy-five (75) days after the end of each fiscal year, the Company shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year.

All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the

Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Company by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

Upon request, the Company shall furnish to each Member, a current list of the names and addresses of all of the Member(s) of the Company, and any other persons or entities having any financial interest in the Company.

10. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

11. Management of the Company

The business and affairs of the Company shall be conducted and managed by a manager in accordance with this Agreement and the laws of the State of Virginia.

Except as expressly provided elsewhere in this Agreement, all decisions respecting the management, operation and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be made by a vote of over fifty percent (50%) of the Members' ownership-interest.

Notwithstanding any other provision of this Agreement, the Members shall not, without the prior authorization of over fifty percent (50%) of the Members' ownership-interest in favor to sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; sell, exchange, lease (other than space leases in the ordinary course of business), assign or transfer the Company's assets; mortgage, pledge or encumber the Company's assets other than is expressly authorized by this Agreement; prepay, refinance, modify, extend or consolidate any existing mortgages or encumbrances; borrow money on behalf of the Company; lend any Company funds or other assets to any person; establish any reserves for working capital repairs, replacements, improvements or any other purpose; confess a Judgment against the Company; settle, compromise or release, discharge or pay any claim, demand or debt, including claims for insurance; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company.

The Members shall receive such sums for compensation as Members of the Company as may be determined from time to time by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests.

12. Meetings of Members

The annual meeting of the Members shall be held on the 1st of May at the principal office of the Company or at such other time and place as the Members determine, for the purpose of transacting such business as may lawfully come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The Members may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such regular meetings.

Special meetings of the Members, for any purpose or purposes, may be called by any Members (or such other number of Members as the Members from time to time may specify).

Written or electronic notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be.

At any meeting of the Members, the presence of Members holding a majority of the Members' Percentage Interests, as determined from the books of the Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Company. However, if any particular action by the Company shall require the vote or consent of some other number or percentage of Members pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Members. If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less a quorum.

At all meetings of the Members, a Member may vote by proxy executed in writing by the Member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Company before or at the time of the meeting.

A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member shall file a written dissent to such action with the person acting as the secretary of the meeting before the meeting's adjournment. Such right to dissent shall not apply to a Member who voted in favor of such action.

Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members entitled to vote with respect to the subject.

Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be vote upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

13. Assignment of Interests

Except as otherwise provided in this Agreement, no Member or other person holding interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions without the vote consisting of the majority Members' ownership percentage interest in the Company.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Company has permitted to the assignment of such interest in the allocations and distributions of the Company in accordance with Section 14 of this Agreement. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled, unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

The Members agree that a Member may voluntarily withdraw from the Company only with the approval, vote, or consent consisting of the majority Members' ownership percentage interest. Unless the withdrawing Member's ownership interest was sold it shall be transferred to the remaining Member(s) in the Company at the same ownership interest percentage ratio that exists at the time of withdrawal. After being removed from the Company the withdrawing Member shall be unequivocally released from any legal or financial liability that is related to the Company unless otherwise agreed upon.

An assignment, pledge, hypothecation, transfer or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Company, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combine with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable Federal and State securities laws. No interest in the Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

Anything herein contained to the contrary, the Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof, and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Company the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Company to establish to the satisfaction of the Company that an interest has been assigned or transferred in accordance with this Agreement.

14. Admission of New Members

The Company may admit new Members with the approval of over fifty percent (50%) of the Members' ownership-interest. The Company will admit new Members by issuing additional membership units without impacting the membership units of existing Members. The issuance of new membership units will increase the total membership units outstanding which will have a dilutive effect on the ownership percentage of existing Members.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation, reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Company may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company. The Company may make pro rata allocations of income, losses or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

15. Sale of Company

The sale of the Company, either partially or in its entirety, shall only be approved by over fifty percent (50%) of the Members' ownership-interest. Any purchase agreement that is presented to the Company shall be reviewed by up to fifteen (15) days by the Members and put up to a vote within a seven (7) day period thereafter. At the option of any Member the vote may be delayed by up to thirty (30) days to review the details of the purchase.

If an agreement to sell the Company is approved by the Members, then all sale proceeds shall first be paid to the debt of the Company unless the Buyer is accepting some or all of the debt as part of the purchase. All remaining proceeds shall be dispersed in relation to each Member's percent ownership-interest in the Company.

16. Withdrawal Events

In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the foregoing being hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty (60) days after notice to the Members of such withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Company shall not terminate, irrespective of applicable law, if within aforesaid sixty-day period the remaining Members, by the unanimous vote or consent of the Members (other than the Member who caused the Withdrawal Event), shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to a Member, any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member in the Company, other than the allocations and distributions to which such Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: (1) applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of their assets; or (2) makes a general assignment for the benefit of creditors; or (3) is adjudicated a bankrupt or an insolvent; or (4) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against them in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or (5) takes any action for the purpose of effecting any of the foregoing; or (6) an order, judgment or decree shall be entered, with or without the

application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstated and in effect for thirty (30) days.

17. Dissolution and Liquidation

The Company shall terminate upon the occurrence of any of the following : (i) the election by the Members to dissolve the Company made by over fifty percent (50%) of the Members' ownership-interest; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Members to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Members a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Members; (2) to the payment of debts and liabilities to Members; (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4) to the Members in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Members in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

Upon compliance with the distribution plan, the Members shall no longer be Members, and the Company shall execute, acknowledge and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

18. Representation of Members

Each of the Members represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is of legal age; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

19. Uncertificated Securities

Market Analyst allows the issuance of uncertificated securities or issuance of membership units in "book entry" (i.e., paperless) form. These shall set forth the name of the Member holding the membership interest and the Member's Percentage Interest held by the Member. The membership interest is subject to, and may not be transferred except in accordance with, the provisions of the Operating Agreement of Market Analyst, LLC dated effective as of February 5th, 2018, as the same from time to time may be amended, a copy of which is on file at the principal office of the Company.

20. Notices

All notices, demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member, to the address of said Member first above written, or to such other address as may be designated by said Member by notice to the Company and the other Members pursuant to this Agreement.

21. Arbitration

Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and attorneys' fees, except that in the discretion of the arbitrator any award may include the attorney's fees of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic or in bad faith.

22. Amendments

This Agreement may not be altered, amended, changed, supplemented, waived or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Members holding a majority of the Members' Percentage Interests. No amendment may be made to Articles that apply to the financial interest of the Members, except by the vote or consent of all of the Members. No amendment of any provision of this Agreement relating to the voting requirements of the Members on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Members required to vote on such subject.

23. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Virginia. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for

the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the Controlling Member has executed this amended Agreement on October 25, 2018.



Naqi Jaffery
Controlling and Managing Member
Market Analyst, LLC
Dated: October 25, 2018